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Exhibit

Exhibit Description

99.1 Announcement on 2025/09/08: UMC will attend investor conferences on 2025/09/15~2025/09/17

99.2 Announcement on 2025/09/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2025/09/15~2025/09/17

1. Date of institutional investor conference: 2025/09/15~2025/09/17

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Summit 2025”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of August, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2025	Number of shares as of August 31, 2025	Changes
Executive Vice President Vice President	Ming Hsu S F Tzou	6,725,400 795,308	6,685,400 645,308	(40,000) (150,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2025	Number of shares as of August 31, 2025	Changes
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